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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
0-24805

NOTIFICATION OF LATE FILING

[X] Form 10-QSB

For the Quarterly Period Ended June 30, 2006

Part I Registrant Information

Full Name of Registrant: Littlefield Corporation

Address of Principal Executive Office (Street and Number)

2501 North Lamar Blvd., Austin, Texas78705

Part II Rules 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject Report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

Part III Narrative

The Report on Form 10-QSB for Littlefield Corporation, for the quarterly period ended June 30, 2006, is due to be filed on August 14, 2006. On July 21, 2006, the Company announced that it will restate its financial statements for the period ended March 31, 2006. The Company plans to file its restated first quarter financial statements on Form 10-QSB/A, and it needs additional time to complete the restatement and to review of its financial statements for the current quarter in light of the restatement, in order to file an accurate and complete quarterly report. The Company expects that its Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

Part IV Other Information

(1) Name and telephone number of person to contact in regard to this information.

Lee Polson	(512) 499-3600

(2)       Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

As previously reported in its earnings release filed with the SEC on Form 8-K on July 28, 2006, the Company expects that the Form 10-QSB for the quarter ended June 30, 2006, will report net income of approximately $606,000 compared to approximately $474,000 for the same period in 2005 (a 28% increase). The results of operations are more fully discussed in the Form 8-K filed July 28, 2006.

Signatures

Littlefield Corporation has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Littlefield Corporation

Date: August 14, 2006	/s/ Jeffrey L. Minch
Jeffrey L. Minch, President